Filed by Exact Sciences Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Exact Sciences Corporation

Subject Company: Genomic Health, Inc.

SEC File No.: 000-51541

Date: September 5, 2019

The following is a transcript of an interview with Jeffrey T. Elliott, Chief Financial Officer of Exact Sciences Corporation, from the Baird Global Healthcare Conference on September 4, 2019:

Corrected Transcript 04-Sep-2019 EXACT Sciences Baird Global Healthcare Conference Corp. (EX A S ) Total Pages: 12 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Baird Global Healthcare Conference Corrected Transcript 04-Sep-2019 CORPOR ATE PARTICIPANTS Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. ... OTHER P ARTICIP ANTS Catherine Ramsey Schulte Analyst, Robert W. Baird & Co., Inc. ... MAN AGEMENT DISCUSSION SECTION Catherine Ramsey Schulte Analyst, Robert W. Baird & Co., Inc. All right. We're going to go ahead and get started. I'm Catherine Schulte. I cover Life Sciences and Diagnostics here at Baird. We're excited to have Exact Sciences. Presenting today from the company we have Jeff Elliott, CFO. If you have any questions at all during the presentation, you can e-mail them to session1@rwbaird.com and I will pass it along to Jeff. So with that, I'll turn it over to Jeff for some introductory comments, and then we'll move into Q&A. ... Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. Thank you, Catherine. It's great to be back here again at Baird. So, we're coming off a very strong quarter. In the second quarter, we grew by over 90%. We generated $200 million of revenue with 74% gross margins. And today our market share is under 6%. So there's a long runway ahead. This market for colon cancer screening in the U.S. is 87 million people. So it's a huge market. Our long-term goal is to get to at least 40% market share, with gross margins of at least 80% and operating margins of at least 40%. So we're very excited about the future. Cologuard offers a long runway ahead. And down the road, we have some new products coming. We're working with the FDA right now to expand the label to add screening from the age 45 to 49. Currently, the label is approved at age 50. Starting at age 45, we will add 19 million more people to our target market. We're also working on a new version of Cologuard that we call Cologuard 2.0 that could enhance our revenue and our margin potential. And we're working on other pipeline products via blood based testing, including a colon cancer screening test, a liver test, and other tests across the top 15 cancers. So, there is a lot to be excited about. We're in a very good position to grow this business and deliver shareholder returns for many years to come. Catherine? 2 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Baird Global Healthcare Conference Corrected Transcript 04-Sep-2019 QUESTION AND ANSWER SECTION Q Catherine Ramsey Schulte Analyst, Robert W. Baird & Co., Inc. Awesome. Thanks, Jeff. I want to start with that second quarter, I think really, really strong quarter, maybe you got a little overshadowed by the Genomic Health acquisition that you did. So I just want to start there and give you an opportunity to talk about what were the drivers behind that strength that you saw in the quarter. ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. We are fortunate to have a broad base set of growth drivers at Exact. A primary driver is our sales force. Our sales force continues to get more productive. So, our sales source is led by a team of 350 primary care reps out in the field. We also have over 100 inside sales reps picking up the phone and calling doctors. Those reps continue to get more productive. When I look at all the different cohorts of reps we've added over the past five years, each one of them whether they've been with us for a year or five years, each cohort continues to get more productive. That speaks to the run we had from incremental sales force productivity. On the market access side of reimbursement, we've made very good progress there. To date, 94% of Cologuard patients pay zero out-of-pocket for Cologuard, which is really important. For screening tests, for prevention, doctors and patients don't want have to pay anything out-of-pocket and so the vast majority of patients pay zero. That's a really important message. Third is on the marketing side. We have a national TV campaign that's both on cable TV and network TV. That campaign has been highly effective at driving new doctors and new patients to Cologuard. In fact, the majority of the new providers we add in a given quarter which today is over 10,000 per quarter, the majority of them are marketing converted, mean that we have not called on that doctor before they placed the first order. So that marketing campaign has done a very good job of driving incremental growth. And lastly, Pfizer has been a very good partner. About a year ago, we announced a partnership with Pfizer. Pfizer has primary care reps, health system sales reps and a marketing partnership. That partnership is still relatively early, we're less than a year now, but we are seeing very good early success with the health of that partnership. So we have a broad base set of drivers, they're going to go back to the market share today which is 5.7%. So there's a long ways for us to continue this pace of growth. ... Q Catherine Ramsey Schulte Analyst, Robert W. Baird & Co., Inc. And it does seem like Pfizer partnership is off to an amazing start and what has the biggest learning been from that partnership so far and where do you think we are in terms of seeing the inflection from the Pfizer reps being out in the field? ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. The Pfizer partnership really reinforces the need for sales activity. I see some Baird salespeople in the audience here. Sales force are really important for a product like Exact we have to get the word out here. We know the more times we call in a doctor the more that he or she orders, but we can see this very strong linear relationship. In fact, it actually slopes upward, it accelerates the more times you call in a doctor so that relationship is very 3 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Baird Global Healthcare Conference Corrected Transcript 04-Sep-2019 important. Pfizer helps us reach a much broader group of providers and reach them more frequently. In fact, if we look at the three different bucket providers, on one hand you have doctors that only Exact Sciences calls on. Another, we have doctors that only Pfizer calls on. And the third, we have doctors where we overlap. Where we overlap, those doctors are the most productive. They receive the most sales calls and they order the most. So, this Pfizer partnership has really driven [ph] whole (00:04:54) message. The number of reps, the number of sales calls is really important. In fact, for us to get profitable, what you need is increasing leverage on that sales activity and we are seeing that the more times you call in a doctor you see increasing returns of that sales activity. That's really optimistic, that's really optimistic point about the future. Our reps are getting more experience, the Pfizer reps are getting more experience and the more times you call in a doctor the more they order. ... Q Catherine Ramsey Schulte Analyst, Robert W. Baird & Co., Inc. And last time our American Cancer Society [ph] drops (00:05:23) are recommended age to start screening from 50 to 45, we submitted a label expansion to the FDA. You talked about 19 million average risk Americans in that category. But how much of an impact could this have on your business. I assume most of those are unscreen. So what could that mean from a potential number of patients who could be immediately available to use Cologuard? ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. [indiscernible] (00:05:49) 45 expands our market, our total addressable market by $3 billion, it takes a number of patients from $87 million to over $100 million. So it's a huge opportunity and why it's so important, if you are in the 45 to 49 year old age group, over the past 20 years, we've seen a 50% increase in incidence. Patients are getting colon cancer earlier and they're showing up at their doctor's office with advanced disease. But when they start screening earlier, we think Cologuard once it's approved by the FDA will fit into that person's lifestyle, you're in your late 40s, you're probably working, you probably have kids, you're very busy. Cologuard requires no prep, no time off of work, it fits into your schedule very well. Market research has shown patients in that age group prefer Cologuard or non-invasive colon cancer test, so colonoscopy is three to one. We're optimistic on the potential. The first of it is to get FDA approval which we expect in the first half of next year. Beyond that, we need to drive insurance coverage. When you launch a new test, this typically starts with relatively low coverage, we have some national presence so for example, Aetna covers Cologuard sort of the age 45, we have to expand our coverage and we also have to raise awareness. Most physicians are used to prescribing colon cancer screening at their age 50. We have to convert them to start order at age 45, so it will take time but it's huge opportunity, again 19 million people almost all of whom are unscreened and that's a $3 billion addition to our TAM. ... Q Catherine Ramsey Schulte Analyst, Robert W. Baird & Co., Inc. And any update on how development of Cologuard 2.0 is progressing and what sort of performance are you expecting from that test? ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. Cologuard 2.0, the intent there is to improve the false positively by at least three points. So on the label today for Cologuard 1, which is the current version, the label says a 13% false positive rate. In false positive that's a patient that gets referred to a colonoscopy, another if it's a false positive they are out of the screening pool for at least 10 years, that's lost revenue for us. If we can improve that by even three points, that's a significant revenue potential 4 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Baird Global Healthcare Conference Corrected Transcript 04-Sep-2019 for us, an incremental 3% compounded every time you run Cologuard. It's a huge opportunity. We expect to share data on Cologuard 2.0 this fall. So that's something that we're looking forward to sure getting that data out there. Other benefits of Cologuard 2.0 are improved margin profile. With Cologuard 2.0, you will carry the enhanced set of biomarkers. These biomarkers will carry a lower cost of goods. It's more efficient for us to process Cologuard 2.0 in our lab than Cologuard 1. So [indiscernible] (00:08:24) Cologuard 2.0 can add 5% or 10% more to our revenue and reduce our cost of goods sold by 5% or 10%. So it's a huge opportunity for Exact Sciences and for patients. ... Q Catherine Ramsey Schulte Analyst, Robert W. Baird & Co., Inc. And I want to move on to the Genomic Health acquisition. But first, we have a question from the audience. Any potential negative or positive impacts in the upcoming election cycle from a democratic win potentially? ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. Obviously, we care – as a healthcare company, we care about insurance coverage. We want to make sure there's many people in this country are covered and have access to affordable care. When I look at the different programs that are out there, I think most of the candidates are talking about expanding care not retracting it. So as of right now, I don't see any position of risk one way or the other although that's something we watch closely. ... Q Catherine Ramsey Schulte Analyst, Robert W. Baird & Co., Inc. Right. And moving on to Genomic Health, given this is your first really major acquisition, what are your thoughts about integration process? What are your top key priorities in terms of integrating these two companies? ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. Let's take a step back and think about the reason why we are planning this transaction. There's three major reasons. The first is to get more products to market more quickly. So it's – because this is an R&D partnership. With Genomic Health, we'll enhance our ability to collect patient samples more rapidly. Genomic Health has about a 100 people calling oncologists in this country. Oncologists are key to unlocking that patient sample. Patient samples are the biggest rate limiter to developing new diagnostic tests. You need samples to design your test and verify that it works so that will enhance our ability to get access to samples and develop more tests more quickly. It also enhances our ability to generate clinical evidence which is really important for getting adoption. Payers want to see evidence, providers want to see it, patients want to see it. Genomic Health has done longitudinal 10,000 person studies globally. They published over a 150 peer reviewed publications in the past 20 years. That team enhances what we've done at Exact. We've done a nice job at Exact. We ran the DeeP-C study which was 10,000 people. Genomic Health has done a very good job at delivering evidence which is important. So Genomic Health will help us bring more products to market more quickly. They also enhance our commercial channel. So combined we'll have over a thousand people in the combined commercial team. At Exact, we call on primary care, we call on GIs through the team we just launched last month. We also call on OB/GYNs. Well, Genomic Health calls on oncologists, breast surgeons, urologists and they have about a 100% team internationally and a distributor network covering 90 countries, so this broader commercial team will help us launch more test more quickly and through a very robust network. It would have taken us two to three years to 5 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Baird Global Healthcare Conference Corrected Transcript 04-Sep-2019 hire this international footprint. Instead Genomic Health has won with a very successful set of products that we can now add another product too as we launch our pipeline test so that's the second thing. The third thing is from a financial standpoint this strengthens the combined company. Next year, I expect us to do $1.6 million of revenue and of a $1.2 billion of gross profit. This just adds a lot of revenue, its accretive to our gross margins. Genomic Health's gross margin were 84% last quarter. At Exact, ours were 74% so it adds to [indiscernible] (00:11:40) to the gross margin line. It's also accretive to our operating margin, Genomic Health should add over a $100 million of adjusted EBITDA next year. On top of that, there's about $40 million in tax benefit that does helps us add. So next year, we expect this to be free cash flow positive and longer term, this relationship will help us drive incremental shareholder returns. ... Q Catherine Ramsey Schulte Analyst, Robert W. Baird & Co., Inc. And even initially launched Cologuard internationally and then decided to just focus on the U.S. You know, did that experience lead you to really want to acquire that international presence rather than trying to build it out on your own? ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. That experience showed how difficult it is to launch a product internationally. When you look back to 2015, we launched Cologuard outside the U.S. because international screening rates are very low, less than half of what they are in the U.S. [indiscernible] (00:12:27) was we could lift the colon cancer screening rates especially in Europe and help reduce the mortality there, their mortality is over twice of what it is in the U.S. In the U.S., we have 50,000 deaths a year, they have over 100,000 in Europe and the big difference is lack of screening. We thought that Cologuard would appeal to that market and unfortunately that as the launch didn't go as planned, we saw better return on investment in the U.S. So we pulled back from Europe and deployed that capital in the U.S. instead. Going forward in Europe now, we'll have a robust infrastructure to launch new products from. We are unlikely to launch the current version of Cologuard there. Although down the road, we plan to launch a blood-based colon cancer screening test that we think we'll launch in Europe. On top of that, our liver cancer test that we plan to make available in the U.S. in the back half of next year that will be an international product as many of our pipeline tests. So this gives us a very robust platform from which to launch our pipeline tests. ... Q Catherine Ramsey Schulte Analyst, Robert W. Baird & Co., Inc. And you talked about being free cash flow positive next year. How do you think about investment back into the business first as a commitment to profit generation going forward? ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. [indiscernible] (00:13:33) the Exact is to do the right thing for the long-term. And what that's made up until now is to pull in investments. For example, we've been spending over $50 million a year on IT to build this robust IT backbone, so down the road we can grow from where we pulled in the sales force, we pulled in some R&D investors. We've scaled up our lab. Today, our capacity in our lab is about 7 million annually. That's more, obviously we haven't guided to anywhere near that this year, so we pulled in the investments that we down the road, we can punch through profitability and see year-on-year margin improvement and cash flow generation. That said, it is a key priority for us to get profitable. We want to show that those profits that Cologuard generates and next year Oncotype generates can drop through at a high margin. So we want to make sure we're always 6 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS)
Baird Global Healthcare Conference
Corrected Transcript
04-Sep-2019

doing the right thing for the long-term, but showing incremental progress each year towards profitability and towards improving operating margin.

Catherine Ramsey Schulte
Analyst, Robert W. Baird & Co., Inc. Q

And so as we think about the deal you mentioned, get them all the ex-lab, international infrastructure, strong clinical evidence generation engine, but anything from a pipeline perspective from Genomic Health that excites you?

Jeffrey T. Elliott
Chief Financial Officer, EXACT Sciences Corp. A

Genomic Health today has between 20% and 25% total market share, total penetration, so [indiscernible] (00:14:50) got a $2 billion market, so there's a long ways to grow in their business. I see three key growth drivers for them. The first is the core breast cancer franchise which today has about 60% market share, getting that to at least 80%. That's a big source of growth. The second is the breast franchise outside the U.S. Thanks to some data they released last year through a study called the TAILORx study. That has enabled new sources of growth internationally, so that's the second one. And the third source of growth is the prostate cancer franchise. That's a relatively new product, so incremental growth from that. So it should keep coming for years to come. So those are the three sources of growth. As we do this integration, as we plan for the integration, we'll sit down with Genomic Health and look at the pipelines combined to figure out what the priority of products should be.

Catherine Ramsey Schulte
Analyst, Robert W. Baird & Co., Inc. Q

And once you work through this acquisition, your cash generator, what do you think in terms of M&A, do you think it will be more tuck ins, would you be open to bigger deals in any particular areas of interest.

Jeffrey T. Elliott
Chief Financial Officer, EXACT Sciences Corp. A

The focus right now is on Cologuard making sure we don't miss a beat there in an Oncotype [indiscernible] (00:15:54) make sure those two franchises which are very successful continue to grow. I expect to take at least a year to integrate the Genomic Health combination successfully. That's the goal to make sure we combine these two companies and set us up for long-term success. We'll continue to look at different technologies to tuck in, but I think for the foreseeable future integrating Genomic Health and focusing on the two key franchises that's the focus area.

Catherine Ramsey Schulte
Analyst, Robert W. Baird & Co., Inc. Q

Right. And moving to the pipeline, you've talked about making your liver test available by the end of the year, maybe get some data in the first half of next year. But when could you potentially submit your Medicare dossier and when could we potentially see Medicare coverage on that liver test?

Jeffrey T. Elliott
Chief Financial Officer, EXACT Sciences Corp. A

So, the liver cancer test, we had planned to make available in the second half of next year. The target market there are the 3 million people in the U.S. that have advanced liver disease. So think it's hepatitis B and cirrhosis. These are people that are at very high risk for liver cancer. About 95% of all liver cancer happens in that target

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EXACT Sciences Corp. (EXAS)
Baird Global Healthcare Conference
Corrected Transcript
04-Sep-2019

market. So that's where we're focused. The idea here is you would test these people frequently perhaps every 6 months to 12 months to see if their liver disease is progressing to liver cancer. If it does, then you could intervene. You could oblate that portion of the liver and extend the person's life. The problem with liver cancer today is that too few people are tested per guidelines. Fewer than a third of people are tested as recommended.

In the test they use, it's a combination of a blood-based test called the AFP test and ultrasound. Well the combined accuracy on those is too low. It can find fewer than two-thirds of early stage liver cancers. So anything you can do to improve upon the accuracy and make it a more convenient test, we think it help save lives. So that's the target market. Internationally, liver cancer is the number two cancer killer. It's a bigger problem outside the U.S. [indiscernible] (00:17:43) that's why we want to make sure this is an international designed test. As far as the Medicare reimbursement, the launch next year that is really to generate additional evidence. Medicare reimbursement will take time, will need additional data to publish, to get that [ph] additional (00:17:58) coverage. We haven't set so forth timeframe but it will take time. We plan to publish some data on liver yet this year in another set next – in the second quarter of next year.

Catherine Ramsey Schulte
Analyst, Robert W. Baird & Co., Inc.

Q

And what could potential international timing be for that liver test?

Jeffrey T. Elliott
Chief Financial Officer, EXACT Sciences Corp.

A

We haven't defined that yet, it's sometime after the U.S. launch.

Catherine Ramsey Schulte
Analyst, Robert W. Baird & Co., Inc.

Q

And you've shown data on a number of different cancers as well. You know what seems closest after liver and what kind of potential in the new test launch cadence be following the liver launch?

Jeffrey T. Elliott
Chief Financial Officer, EXACT Sciences Corp.

A

The most near term pipeline opportunity seen is a Cologuard 45 which we expect in the first half of next year. Cologuard 2.0 which is that one will likely require a 10,000 person prospective study, Cologuard in a colon blood test that's what we've been working on for many years, so that's another pipeline opportunity. As far as what after liver, I'm not sure yet we're still looking at whether it's esophageal or pancreatic. These are two products we've shared multiple sets of data on, it depends on which one progresses first.

Catherine Ramsey Schulte
Analyst, Robert W. Baird & Co., Inc.

Q

And talk about that, that blood test and potentially launching that internationally and when we potentially seen data on that colon cancer blood test and what does that mean for potential international launch timing?

Jeffrey T. Elliott
Chief Financial Officer, EXACT Sciences Corp.

A

We've chosen at this point not to share that today, yeah, we will at some point. As far as the colon cancer blood test, I think it's likely to be an international product because in the U.S., we think that most patients and providers will migrate towards the two test that offered 90% plus, early stage colon cancer sensitivity and today that's

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EXACT Sciences Corp. (EXAS) Baird Global Healthcare Conference Corrected Transcript 04-Sep-2019 Cologuard and colonoscopy. Cologuard can find 94% of curable stage colon cancer. So we think those two would dominate the market with each hovering at least that 40% market share, the last 10% to 20% of the market we think will be divided between the FIT test and if a blood test sort of makes it to market a blood test. The reason why is because we think blood tests suffer from three main challenges. First is accuracy, accurately detecting early stage colon cancer in the blood is very difficult. Your colon has a biological barrier. Early stage colon cancer specifically stage 1 does not protrude out into the outer wall of your colon with the muscle layers. The muscle layer has the blood supply. If the cancer doesn't protrude into the blood supply then you can't accurately find it in your bloodstream. So accuracy is the first challenge. Again, Cologuard can find 94% of all stage 1 and stage 2 combined through a prospective study. We don't think anybody will come anywhere close to that through a blood-based test. The second challenge for a blood-based test is the economics. Most blood-based testing we'll have to be done every year because the accuracy will be much lower than Cologuard and for an annual test the most Medicare will reimburse your annual test is probably the $150 to $200 range. What they'll do is they'll look at the cost of the Cologuard test which is 509 for Medicare, they'll cut that by three for a blood test which we've done every year and the most of the pay is $150 to $200. Okay, for that test to make sense economically we have to have a cost of goods below $100 which is what our blood-based colon cancer test we are designing to the cost of goods well below $100. Most of the companies they see developing colon cancer blood-based test are using sequencing. Well sequencing the lowest you typically get your cost of goods is between $250 and $300 which obviously at that margin profile you don't have a successful business. Third – the third limiter is all the regulatory hurdles – the guideline hurdles it takes to get a new colon cancer product to market. I believe it's probably 10 years from now before somebody could have a test on the market through the FDA which is a multi-year process covered by Medicare which is also a multi-year process, including the key clinical guidelines. The key guidelines here are the United States Preventive Services Task Force. That group typically meets every five years to eight years, well they've already kicked off the next update cycle and they've said they expect to have their guidance updated in March of 2021. So five years to eight years after that is the soon as somebody could potentially be in those guidelines, but then once you're in the guidelines, it takes about another two years for somebody to get broad coverage because the insurance companies often have about a one-year delay before they have to do anything. And then if the – the next plan year is when they require to cover something rated by USPSTF. To what all that said and done, you're probably 10 years away from somebody having a product. If they can get through the first two barriers, a product on the market that could be a commercial threat to Cologuard. While at that point, Cologuard should have tested probably tens of millions of people, will know who they are, where they live, what doctor they go to, what insurance they're on, when they're due for screening again and again the accuracy should be much higher than a blood-based test, that will be a very difficult barrier for somebody else to come into. ... Q Catherine Ramsey Schulte Analyst, Robert W. Baird & Co., Inc. And talking about those rescreens, how has that process been for you in terms of getting this patient at the three-year interval back into the screening pool and using Cologuard? ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. When patients get the kit for a three-year rescreens, they comply at a very high rate, well above where people comply for their very first Cologuard test. The challenge we have, really the opportunity ahead is to get more 9 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Baird Global Healthcare Conference Corrected Transcript 04-Sep-2019 providers to order Cologuard as close to that three-year interval as possible. So their our success rate is below 50%. It's a big opportunity though. So over the past year, we've enhanced our messaging and execution around this. Up until about a year ago, we were only marketing to the patient. We remind the patient, look you're due again according to the guidelines, you should be screened every three years so you'll do again. Now as about a year ago, we get our sales force up to talk to doctors about that three-year interval. And reminding doctors here's – we actually give them a list of all the patients that are due do for that three-year repeat testing. Over the past year, we've seen increasing performance, improving performance out of that three-year rescreen opportunity and why it's so exciting is that if you look at just for the patients from last year alone that's a $250 million revenue opportunity in three years, if we get those patients to comply. So one may argue that that's our biggest pipeline opportunity, it's a recurring engine of revenue, this recurring growth is really attractive part of our business model. ... Q Catherine Ramsey Schulte Analyst, Robert W. Baird & Co., Inc. And one more question back on the pipeline and following the the acquisition of Genomic Health, will this change your pipeline outlook in any way? You've been pretty focused on early detection. Genomic Health has been pretty focused on risk of recurrence as they're interest in areas like recurrence monitoring as well are or other things we'd be interested in? ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. Yeah, the broader footprint does enhance what we can do from a pipeline perspective, so you hit on a key area recurrence monitoring and residual disease testing. When you think about the broader diagnostics landscape just start over on kind of one side with cancer screening, that's where obviously where Cologuard is. A lot of the diagnostics in our pipeline are one step away from that. So think of these as diagnostic aids, so somebody with a liver disease, right, so somebody is actually sick now. We're trying to find out does that person have cancer right now. Well, when you think kind of further downstream, once a person has been diagnosed with colon cancer, okay now worry about did you get it all, when you did the surgery did you remove all that colon cancer or there's still some residual disease that's an emerging market that we're looking at. And one step down from that is recurrence monitoring. So you think you've got all the disease out. Now you send that person off into the world. Now they're going to go to sleep every night worrying, did my cancer come back. So, we need additional tools out there to monitor that recurrence more accurately, and now we think that we can do it through a blood test; we've got to prove it out. With Genomic Health now, again we will get better access to samples in a broader commercial team that we can work with to commercialize these products, once they're on the market. ... Q Catherine Ramsey Schulte Analyst, Robert W. Baird & Co., Inc. And then for shift to some of the investments you're making this year, how are operations in the new lab going, has there been smooth process getting that up and running? ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. [indiscernible] (00:26:02) a phenomenal job over the years adding new capacities. So, when you look last year, we went from 1.5 million tests in your capacity in our lab to $3 million, and we did that all while maintaining operations and reducing our cost per test. So that lab [indiscernible] (00:26:16) has done a great job expanded capacity really on the fly. Over the past year and a half, we built out a brand new lab campus so that new lab campus will add 4 million tests per year. We did 10 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Baird Global Healthcare Conference Corrected Transcript 04-Sep-2019 open that lab in August, so things are off to a good start there. The important thing here is making sure we can always meet whatever demand comes our way as far as testing. And with our long-term goal of 40%, we need to make sure that we can handle at least 11 million tests per year. So, this new lab gets long ways towards that the long-term goal. ... Q Catherine Ramsey Schulte Analyst, Robert W. Baird & Co., Inc. And [ph] we think (00:26:49) several IT investments as well switching over to Epic, and then also implementing in these sales force analytics software later this year, and how have both of those processes been going and what led you to make those changes? ... A Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. The first in Epic, we are now live on Epic, which think of Epic is a two-step process. The first step which we just completed is internally going live on Epic just like a hospital system would. I think that replaces the internal systems we had for entering the orders, tracking that person's health record across their life, their relationship with us, reporting results to physicians and to patients. And also billing all that – all that will happen now through the Epic platform. This enhances our ability to scale the business efficiently. It also adds new capabilities for reaching out in providing reminders to both patients and physicians, so we're very excited about that platform. The second step and perhaps even more exciting is what this means in the future. So Epic right now is adding new functionality to their platform, that once it's available next year we will allow anybody on Epic. So there's over 250,000 providers on Epic today. Anybody on Epic will be able to order Cologuard electronically through the click of a button. And this is really important, today almost 70% of our orders come in via fax. I don't know how many people in this room send faxes on a daily basis. We get thousands of faxes on a daily basis that's a lot. Healthcare has moved on, it's still a lot of tests are ordered via fax. So and one this is so important is that when a doctor orders electronically, she orders at twice the rate as a doctor that orders via fax, it's easier. If you can click that the easy button, it's easier for the doc, it's easier for us too because if you've ever tried to read a doctor's handwriting, it's very difficult. And so we've had a whole team of people, their jobs are to try to decipher the chicken scratch and figure out what this says and they kind of pick up the phone, call the doctor's office, call the patient instead when we convert to electronic ordering that data comes in clean and it's easier for us to then send the result right back to the doctor. So we expect Epic to eventually lift our electronic order rate and also reduce the cost to enter that order and track that patient's record. So we're very excited about that. On the vivo side, I'm sure a lot of you've heard of vivo, vivo is the dominant platform for the top 20 pharma companies out there. Vivo will enhance our CRM system and it will enhance the ability of our reps a better plan out their time, to better track the key messages that resonate with their doctor. So for example, today you often have a static message you deliver to all your doctors. Well in the future with vivo, you'll be able to enhance and tailor your sales pitch these [ph] doctors rather than one size fits (00:29:33) all approach you can tailor that. And in the future as you had new products think of our liver test, possibly Cologuard 2.0 as you had new products you'll have a high-quality sales force CRM that you can now use [indiscernible] (00:29:46) future messages. So, we're very excited about this platform that we'll design both Epic and vivo this year. ... Catherine Ramsey Schulte Analyst, Robert W. Baird & Co., Inc. Awesome. Very good. Well, with that we are out of time and thank you, Jeff very much and thank you everyone for attending. 11 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS)
Baird Global Healthcare Conference
Corrected Transcript
04-Sep-2019

Jeffrey T. Elliott
Chief Financial Officer, EXACT Sciences Corp.

Thanks, Catherine.

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Cautionary Statement

This communication contains statements, including statements regarding the proposed acquisition of Genomic Health, Inc. (“Genomic Health”) by Exact Sciences Corporation (“Exact Sciences”) that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this communication regarding strategies, prospects, financial condition, operations, costs, plans, objectives and the proposed acquisition of Genomic Health by Exact Sciences are forward-looking statements. Examples of forward-looking statements include, among others, statements regarding expected future operating results, anticipated results of sales and marketing efforts, expectations concerning payer reimbursement, the anticipated results of product development efforts, the anticipated benefits of the proposed acquisition of Genomic Health, including estimated synergies and other financial impacts, and the expected timing of completion of the transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; the amount and nature of competition from other cancer screening and diagnostic products and services; the effects of the adoption, modification or repeal of any law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the effects of changes in pricing, coverage and reimbursement for our products and services, including without limitation as a result of the Protecting Access to Medicare Act of 2014; recommendations, guidelines and quality metrics issued by various organizations such as the U.S. Preventive Services Task Force, the American Cancer Society, and the National Committee for Quality Assurance regarding cancer screening or our products and services; the ability of Exact Sciences and Genomic Health to successfully develop new products and services; the ability to effectively utilize strategic partnerships, such as through Exact Sciences’ Promotion Agreement with Pfizer, Inc., and acquisitions; success establishing and maintaining collaborative, licensing and supplier arrangements; the ability of Exact Sciences and Genomic Health to maintain regulatory approvals and comply with applicable regulations;  the ability of Exact Sciences and Genomic Health to receive the required regulatory approvals for the proposed merger with Genomic Health and approval of Genomic Health’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Exact Sciences and Genomic Health to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Exact Sciences’ and/or Genomic Health’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Exact Sciences shares to be issued in the transaction; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Genomic Health cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Genomic Health; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Genomic Health’s operations with those of Exact Sciences will be greater than expected; and the ability of Genomic Health and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition of Genomic Health will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results, conditions or events to vary materially from those stated in forward-looking statements, please see Exact Sciences’ and Genomic Health’s reports on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Exact Sciences and/or Genomic Health from time to time. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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Additional Information

In connection with the proposed transaction, Exact Sciences has filed with the SEC a registration statement on Form S-4, which includes a preliminary prospectus of Exact Sciences and a preliminary proxy statement of Genomic Health (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Genomic Health’s stockholders when it becomes available. Investors and security holders may obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Exact Sciences or Genomic Health when it becomes available. The documents filed by Exact Sciences with the SEC may be obtained free of charge at Exact Sciences’ website at www.exactsciences.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Exact Sciences by requesting them by mail at Exact Sciences Corporation, 441 Charmany Drive, Madison, Wisconsin 53719, or by telephone at (608) 535-8815. The documents filed by Genomic Health with the SEC may be obtained free of charge at Genomic Health’s website at www.genomichealth.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Genomic Health by requesting them by mail at Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, or by telephone at (650) 556-9300.

Participants in the Solicitation

Exact Sciences, Genomic Health and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Exact Sciences’ directors and executive officers is available in Exact Sciences’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2019, and Exact Sciences’ Current Report on Form 8-K, which was filed with the SEC on July 26, 2019. Information about Genomic Health’s directors and executive officers is available in Genomic Health’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and Genomic Health’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the registration statement, the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed transaction. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Exact Sciences or Genomic Health as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities

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laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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